NRG Energy, Inc. 211 Carnegie Center Princeton, NJ 08540

March 15, 2011

VIA EDGAR

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:	NRG Energy, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-4
Filed February 22, 2011
File No. 333-171323

Dear Mr. Owings:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NRG Energy, Inc. (the “Company”) hereby requests accelerated effectiveness of the above-captioned Pre-Effective Amendment No. 1 to Registration Statement to March 18, 2011 at 10:00 a.m., Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•                  should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Please contact Paul Zier of Kirkland & Ellis, LLP at (312) 862-2180 with any questions you may have concerning this request.  In addition, please notify Mr. Zier when this request for acceleration has been granted.

NRG ENERGY, INC.

By:	/s/ Michael Bramnick
Name:	Michael Bramnick
Title:	Executive Vice President and General Counsel